BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

04036997

FILE NO. 82-4750

September 8, 2004

BY AIR MAIL

SUPPL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Dividends to Commemorate the 85th Anniversary of Establishment (dated July 13, 2004); and
- Brief Note of the Account (Consolidation/Non- Consolidation) for the Interim Period ended May 31, 2004 (dated July 13, 2004).

Yours truly,

Hitoshi Sumiya

Encl.

File No. 82-4750

(Translation)

July 13, 2004

Dear Sirs:

Name of the Company: Q.P. Corporation

Representative: Yutaka Suzuki

(Code No. 2809; The first section of Tokyo Stock Exchange)

Person to contact: Katsuhiko Sasaki
Director and General Manager,
Division of Administration
TEL 03-3486-3331

Notice of Dividends to Commemorate the 85th Anniversary of Establishment

It is hereby notified that at the meeting of the Board of Directors of Q.P. Corporation (the "Company") held on July 13, 2004, it was resolved that the Company would amend the forecast of dividends per share for the fiscal year ending November 30, 2004, as described below:

Description

1. Reason for the amendment to the forecast of dividends:

The Company has celebrated its 85th anniversary of establishment this year. We own this all to support from the shareholders and other related parties and feel cordially obliged to them.

Hence, to thank them for their good offices, management intends to submit to the 92nd ordinary general meeting of shareholders of the Company to be held towards the end of February 2005, a proposition to pay a dividend of ¥1 per share to commemorate the 85th anniversary of establishment in addition to an ordinary dividend of ¥6 per share.

FILE NO. 82-4750

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2004

(Translation)

July 13, 2004

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. (03) 3486-3331
Board of directors held for the interim closing:	July 13, 2004
Application of U S GAAP:	Non applied

1. Business results for the interim period ended May 31, 2004 (From December 1, 2003 to May 31, 2004):

(1) Operating results

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Net sales	¥ 205,789 million (-5.6%)	¥ 217,928 million (2.1%)	¥ 437,032 million
Operating income	¥ 8,330 million (-13.6%)	¥ 9,646 million (1.0%)	¥ 18,255 million
Ordinary income	¥ 8,209 million (-12.8%)	¥ 9,416 million (-4.9%)	¥ 17,532 million
Net income	¥ 3,478million (-7.3%)	¥ 3,753 million (-13.7%)	¥ 8,675 million
Net income per share - primary	¥ 22.71	¥ 24.50	¥ 56.08
Net income per share-diluted	¥ 20.93	¥ 22.56	¥ 51.53
(Notes)			
(a) Equity income	¥ 140 million	¥ 92million	¥ 152 million
(b) Weighted average number of shares	153,156,733 shares	153,212,045 shares	153,177,875 shares

(c) Changes in accounting principles in the current interim period None

(d) The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Total assets	¥ 260,734 million	¥ 269,210 million	¥ 269,559 million
Net worth	¥ 123,885 million	¥ 116,825 million	¥ 120,504 million
Net worth to gross capital	47.5%	43.4%	44.7%
Net worth per share	¥ 808.89	¥ 762.51	¥ 786.15
(Note) Number of outstanding shares	153,155,675 shares	153,211,575 shares	153,175,696 shares

(3) Cash flows

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Net cash provided by operating activities	¥ 7,383 million	¥ 5,026 million	¥ 18,550 million
Net cash used in investing activities	¥ -4,965 million	¥ -7,350 million	¥ -13,419 million
Net cash provided by or used in financing activities	¥ -6,196 million	¥ 832million	¥ -2,116 million
Cash and cash equivalents at end of the interim period or year	¥ 16,130 million	¥ 15,440 million	¥ 19,868 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2004 (From December 1, 2003 to November 30, 2004):

	Year ending November 30, 2004
Net sales	¥426,000 million
Ordinary income	¥17,000 million
Net income	¥7, 830 million

(Reference) Estimate of yearly net income per share ¥51.12

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2004	May 31, 2003	November 30, 2003
CURRENT ASSETS:			
Cash and deposits	16,645	16,119	22,382
Notes and accounts receivable	69,712	75,659	75,920
Securities	42	27	32
Inventories	16,068	17,280	15,692
Deferred tax assets	2,086	2,397	2,297
Other	3,162	3,482	3,978
Allowance for doubtful accounts	(601)	(812)	(1,381)
Total current assets	107,115	114,154	118,922
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	107,796	104,790	106,702
Machinery, equipment and transportation equipment	108,649	105,374	108,395
Land	39,019	38,238	38,382
Construction in progress	2,739	3,336	1,350
Other	7,672	6,872	6,977
Accumulated depreciation	(145,332)	(136,947)	(142,035)
Total tangible fixed assets	120,544	121,665	119,773
Intangible fixed assets			
Consolidation adjustment accounts	111	144	127
Other	2,841	2,597	2,728
Total intangible fixed assets	2,952	2,741	2,855
Investments and other assets			
Investment in securities	19,619	15,565	17,248
Deferred tax assets	1,600	3,614	2,008
Other	9,125	11,718	8,969
Allowance for doubtful accounts	(223)	(249)	(218)
Total investments and other assets	30,121	30,648	28,008
Total fixed assets	153,618	155,055	150,636
DEFERRED ASSETS:			
Bond discounts	0	0	0
Total deferred assets	0	0	0
Total assets	260,734	269,210	269,559

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	May 31, 2004	May 31, 2003	November 30, 2003
CURRENT LIABILITIES:			
Notes and accounts payable	39,170	43,944	43,744
Short-term loans payable	14,731	18,843	17,985
Current portion of bonds	300	1,000	1,300
Accounts payable-other	21,186	23,549	24,384
Accrued income taxes	3,653	3,220	2,676
Reserve for sales rebates	2,088	2,036	1,127
Reserve for bonuses	2,413	2,082	1,870
Deferred tax liabilities	3	19	1
Other	3,923	4,288	4,530
Total current liabilities	87,471	98,986	97,619
LONG-TERM LIABILITIES:			
Bonds	200	500	200
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	10,766	13,058	11,795
Deferred tax liabilities	562	23	19
Reserve for retirement benefits	2,147	4,773	3,683
Reserve for directors' and corporate auditors' retirement pay	1,465	1,370	1,620
Other	1,380	1,683	1,639
Total long-term liabilities	35,151	40,038	37,587
Total liabilities	122,622	139,024	135,207
MINORITY INTERESTS	14,226	13,360	13,847
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,104	24,104
Capital surplus	29,418	29,418	29,418
Earned surplus	73,377	66,835	70,833
Unrealized valuation gain on other securities – net	1,953	387	793
Cumulative foreign currency translation adjustments	(2,664)	(1,635)	(2,349)
Treasury stock	(2,303)	(2,284)	(2,295)
Total shareholders' equity	123,885	116,825	120,504
Total liabilities, minority interests and shareholders' equity	260,734	269,210	269,559

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
NET SALES	205,789	217,928	437,032
COST OF SALES	151,385	163,005	325,878
Gross profit	54,404	54,923	111,154
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	46,073	45,277	92,898
Operating income	8,330	9,646	18,255
NON-OPERATING INCOME:			
Interest income and dividend receivable	242	219	512
Equity income	140	92	152
Other	260	215	456
NON-OPERATING EXPENSES:			
Interest expense	325	380	755
Other	439	377	1,089
Ordinary income	8,209	9,416	17,532
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	8	8	73
Gain on sales of investment in securities	136	7	192
Other	16	334	767
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	289	226	373
Loss on sales of investment in securities	159	0	4
Write-down of investment in securities	-	1,044	96
Other	470	479	890
Net income before income taxes and minority interests	7,451	8,015	17,199
Income taxes	3,615	3,429	5,735
Income taxes deferred	(23)	391	1,774
Minority interests	381	440	1,014
Net income	3,478	3,753	8,675

Q.P. CORPORATION

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
CAPITAL SURPLUS:			
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	29,418	29,418
CAPITAL SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	29,418	29,418	29,418
EARNED SURPLUS:			
EARNED SURPLUS AT BEGINNING OF THE YEAR	70,833	64,088	64,088
INCREASE OF EARNED SURPLUS:			
Net income	3,478	3,753	8,675
Gain resulting from merger of consolidated subsidiary	85	35	35
Increase of earned surplus	3,564	3,789	8,710
DECREASE OF EARNED SURPLUS:			
Cash dividends	919	919	1,838
Directors' and corporate auditors' bonuses	100	123	125
Other	-	-	1
Decrease of earned surplus	1,020	1,042	1,966
EARNED SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	73,377	66,835	70,833

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
I. CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	7,451	8,015	17,199
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,014	6,128	13,053
Amortization of consolidation adjustment accounts	15	16	35
Equity income	(140)	(92)	(152)
Write-down of investment in securities	-	1,044	96
Write-down of golf course memberships	3	22	29
Decrease in reserve for retirement benefits	(1,483)	(1,170)	(2,224)
Decrease in reserve for directors' and corporate auditors' retirement pay	(154)	(1,332)	(1,082)
Increase (decrease) in reserve for sales rebates	961	273	(636)
Increase (decrease) in reserve for bonuses	547	(42)	(255)
Increase (decrease) in allowance for doubtful accounts	9	(270)	269
Interest income and dividend receivable	(242)	(219)	(512)
Interest expense	325	380	755
(Gain) loss on sales of investment in securities	22	(6)	(187)
Loss on sales and disposal of fixed assets	281	218	300
Increase (decrease) in notes and accounts receivable	1,636	(1,166)	(1,542)
(Increase) decrease in inventories	(649)	1,265	2,764
Decrease in notes and accounts payable	(108)	(2,768)	(3,016)
Decrease in accounts payable-other	(3,128)	(1,126)	-
Increase (decrease) in accrued consumption taxes	(873)	320	608
Decrease in accrued expenses	(1,300)	(1,243)	-
Directors' and corporate auditors' bonuses paid	(100)	(123)	(125)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(34)	(47)	(54)
Other	1,119	109	(478)
Sub total	10,171	8,184	24,845
Interest income and dividends received	176	223	313
Interest paid	(326)	(402)	(781)
Income taxes paid	(2,637)	(2,978)	(5,826)
Net cash provided by operating activities	7,383	5,026	18,550

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Ⅱ. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	(13)	-	(27)
Sales of securities	13	-	27
Purchase of tangible fixed assets	(6,195)	(6,880)	(12,820)
Purchase of intangible fixed assets	(509)	(556)	(1,056)
Purchase of investment in securities	(1,059)	(851)	(1,221)
Sales of investment in securities	831	93	758
Loans receivable made	(656)	(121)	(941)
Collection of loans receivable	1,032	93	756
Disbursements for deposit money in bank	(149)	(350)	(572)
Withdrawal of time deposits	2,085	505	886
Other	(344)	717	791
Net cash used in investing activities	(4,965)	(7,350)	(13,419)
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	44,411	47,997	84,647
Repayment of short-term loans	(46,412)	(46,723)	(83,574)
Borrowing on long-term loans	1,295	3,316	4,137
Repayment of long-term loans	(3,492)	(2,782)	(5,382)
Redemption or repurchase of bonds	(1,000)	-	-
Paid in from minority shareholders	-	50	50
Cash dividends paid	(919)	(919)	(1,838)
Cash dividends paid to minority shareholders	(76)	(93)	(133)
Repurchase of treasury stock	(3)	(11)	(22)
Net cash provided by (used in) financing activities	(6,196)	832	(2,116)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(88)	(35)	(114)
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,866)	(1,527)	2,900
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	19,868	16,950	16,950
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	128	17	17
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD, OR YEAR	16,130	15,440	19,868

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established Kitakami Delica Co., Ltd. as a consolidated subsidiary and sold shares of Nishifu Meat Co., Ltd.. Thereby, consolidated subsidiaries comprise forty-four companies in the current interim period.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise sixteen companies.

The significant non-consolidated subsidiaries are Kyuso Management Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in four affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in sixteen non-consolidated subsidiaries including Kyuso Management Corporation and in nine affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of the Company and K.R.S. Corporation is May 31, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and the others is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from April 1 to May 31 are reflected in the interim consolidated financial statements.

(4) ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation for depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Shortage of effects of the amendments on the application of the new accounting standards for retirement benefits, occurring in the consolidated subsidiary K.R.S. Corporation (which is registered on Second Section of Tokyo Stock Exchange) and Y.M.Kyuso Corporation is to be amortized equally over five years.

Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S. Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (Fund type and Bylaw type) and a retirement lump-sum grants system.

(Additional information)

On October 1, 2003, the Company and some subsidiaries obtained the permission of the exemption of the future payment obligations regarding the entrusted government's portion of retirement benefit obligations from the Minister of Health, Labour and Welfare, thereby they applied the transitional measure of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No.13 published by JICPA and on that day, recognized the relinquishment of obligations and the related pension assets on the accounting treatment.

The amounts of pension fund assets to be returned were ¥ 14,053 million at end of the current interim period.

April 1 2004, the Company and some subsidiaries changed an employees' welfare pension plan except for the entrusted government's portion of an employees' welfare pension fund into a defined benefit pension plan. This change brought about prior service liabilities.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current interim period according to each company's bylaw.

d. Deferred assets

Bond discounts are deferred, and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

h. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

(5) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2004	May 31, 2003	November 30, 2003
(1) Contingent liabilities (guarantees)	1,205	1,455	1,276
(2) Treasury stock	2,308,840 shares	2,252,940 shares	2,288,818 shares
(Including treasury stock for stock option granted)	(1,140,000 shares)	(1,140,000 shares)	(1,118,000 shares)
(3) Pledged assets and secured debts			
Pledged assets			
Time deposits	150	150	150
Accounts receivable and inventories	371	337	340
Tangible fixed assets	13,265	16,063	14,540
Total	13,787	16,550	15,031
Secured debts			
Accounts payable and accounts payable – other	36	46	34
Short-term loans payable	2,892	3,041	2,989
Long-term loans payable	4,685	3,906	5,711
Bonds	300	300	300
Total	7,915	7,294	9,035

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2004	May 31, 2003	November 30, 2003
Research and development costs included in general and administrative expenses	1,302	1,262	2,753

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2004	May 31, 2003	November 30, 2003
Cash and deposits	16,645	16,119	22,382
(Deduction)			
Time deposits with maturity over three months	(515)	(679)	(2,513)
Cash and cash equivalents	16,130	15,440	19,868

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	12,006	5,371	6,634
Tangible fixed assets-Other	6,848	3,606	3,241
Computer software	231	135	96
Total	19,086	9,113	9,973

b. Future lease payments

Due within one year	¥ 3,429 million
Due over one year	¥ 6,481 million
Total	¥ 9,910 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,971 million
Depreciation expense	¥ 1,860 million
Estimated interest expense	¥ 114 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	9,437	4,340	5,097
Tangible fixed assets-Other	7,626	4,299	3,328
Computer software	212	115	97
Total	17,276	8,754	8,522

b. Future lease payments

Due within one year	¥ 3,021 million
Due over one year	¥ 5,270 million
Total	¥ 8,291 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,903 million
Depreciation expense	¥ 1,772 million
Estimated interest expense	¥ 127 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	11,743	5,709	6,033
Tangible fixed assets-Other	8,237	4,872	3,365
Computer software	211	139	72
Total	20,192	10,720	9,472

b. Future lease payments

Due within one year	¥ 3,458 million
Due over one year	¥ 6,185 million
Total	¥ 9,644 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 3,995 million
Depreciation expense	¥ 3,716 million
Estimated interest expense	¥ 275 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Interim period ended May 31, 2004

Future lease payments

Due within one year	¥ 99 million
Due over one year	¥ 218 million
Total	¥ 318 million

Interim period ended May 31, 2003

Future lease payments

Due within one year	¥ 126 million
Due over one year	¥ 384 million
Total	¥ 511 million

Year ended November 30, 2003

Future lease payments

Due within one year	¥ 212 million
Due over one year	¥ 458 million
Total	¥ 671 million

SECURITIES

Interim period ended May 31, 2004

Securities

1. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,781	12,129	3,347
(2) Bonds			
Bonds	381	391	9
(3) Other	63	67	4
Total	9,226	12,588	3,362

2. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Unlisted foreign bonds	1,000	
Domestic bonds of private placement	13	
Other	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	3,108	
Other	15	

Interim period ended May 31, 2003

Securities

1. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	7,936	8,602	665
(2) Other	41	33	(8)
Total	7,978	8,635	656

(Note) The Company wrote down by ¥ 1,044 million against securities with a remarkable decline in the value of investment.

2. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	12	
Other	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,703	
Other	19	

Year ended November 30, 2003

Securities

1. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	9,128	10,496	1,367
(2) Bonds	42	41	(1)
Total	9,171	10,537	1,366

(Note) The Company wrote down by ¥ 96 million against securities with a remarkable decline in the value of investment.

2. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	13	
Other	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	3,093	
Other	19	

DERIVATIVE FINANCIAL TRANSACTIONS

1.Forward exchange contracts, option contracts and currency swap agreements

(Millions of yen)

Classification	Description	May 31, 2004			May 31, 2003			November 30, 2003		
		Contract amount	Fair Value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Forward exchange contracts Purchase USD	-	-	-	2,663	2,877	213	2,400	2,424	24
	Option contracts Written Put USD	-	-	-	4,071	3,932	(138)	3,980	(208)	(208)
	Purchase Call USD	-	-	-	1,357	1,486	129	1,326	67	67
	Currency swap agreements Purchase USD	-	-	-	5,853	30	30	5,853	3	3
Total		-	-	-	13,945	8,327	235	13,561	2,286	(113)

(Notes)

1. Basis of fair value

(1) Fair value of forward exchange contracts is based on the future rate quoted by Financial Institutions.

(2) Fair value of option contracts is based on the price quoted by Financial Institutions.

(3) Fair value of currency swaps is based on the price quoted by Financial Institutions.

2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

2.Interest rate swap agreements

(Millions of yen)

Classification	Description	May 31, 2004			May 31, 2003			November 30, 2003		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	1,100	(9)	(9)	1,100	(26)	(26)	1,400	(20)	(20)
Total		1,100	(9)	(9)	1,100	(26)	(26)	1,400	(20)	(20)

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.

2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2004					
Sales					
(1) Sales to customers	165,361	40,427	205,789	-	205,789
(2) Internal sales or transfers to/from segments	1	11,912	11,913	(11,913)	-
Total	165,363	52,339	217,703	(11,913)	205,789
Operating expenses	156,328	50,276	206,605	(9,146)	197,459
Operating income	9,034	2,063	11,097	(2,767)	8,330

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2003					
Sales					
(1) Sales to customers	178,490	39,438	217,928	-	217,928
(2) Internal sales or transfers to/from segments	6	12,036	12,043	(12,043)	-
Total	178,497	51,474	229,972	(12,043)	217,928
Operating expenses	168,016	49,601	217,618	(9,336)	208,282
Operating income	10,480	1,872	12,353	(2,707)	9,646

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2003					
Sales					
(1) Sales to customers	357,030	80,002	437,032	-	437,032
(2) Internal sales or transfers to/from segments	8	24,233	24,242	(24,242)	-
Total	357,039	104,235	461,275	(24,242)	437,032
Operating expenses	337,372	100,001	437,374	(18,597)	418,776
Operating income	19,666	4,233	23,900	(5,644)	18,255

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company and K.System Co., Ltd..

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,882million, ¥ 2,865 million, and ¥ 5,839 million for the interim period ended May 31, 2004 and 2003 and for the year ended November 30, 2003, respectively.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2004 and 2003 and for the year ended November 30, 2003, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2004 and 2003 and for the year ended November 30, 2003, is less than 10% of consolidated sales, respectively.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED, AND SALES

1.Production results

(Millions of yen)

Business segment	Interim period ended May 31, 2004	
		Percentage to the interim period ended May 31, 2003
Foodstuffs	98,184	100.7%
Total	98,184	100.7%

(Note) Production activity is not conducted in Distribution business.

2.Purchasing results

(Millions of yen)

Business segment	Interim period ended May 31, 2004	
		Percentage to the interim period ended May 31, 2003
Foodstuffs	26,819	83.4%
Distribution	2,759	87.4%
Total	29,578	83.7%

3.Production business under contract received

The company and subsidiaries do not conduct production business under contract received.

4.Sales results

(Millions of yen)

Business segment	Line of products	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30,2002
Foodstuffs	Mayonnaise and dressings	56,295	55,915	111,434
	Fruit applications and cooked foods	25,377	26,305	51,619
	Egg products	33,760	41,523	82,248
	Healthcare products	7,829	6,306	14,471
	Vegetables and salads	42,098	48,439	97,256
	Sub-total	165,361	178,490	357,030
Distribution	Storage and transportation	40,427	39,438	80,002
Total		205,789	217,928	437,032

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2004

(Translation)

July 13, 2004

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATED) FOR THE INTERIM PERIOD ENDED MAY 31, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel.(03)3486-3331
Board of directors held for the interim closing:	July 13, 2004

The Company makes interim dividends

Beginning date on payment of interim dividend:	August 3, 2004

The unit of shares for one vote is 100 shares.

1. Business results for the interim period ended May 31, 2004 (From December 1, 2003 to May 31, 2004):

(1) Operating results

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Net sales	¥ 117,345 million (-13.2%)	¥ 135,145 million (0.6%)	¥ 268,958million
Operating income	¥ 4,619million (-22.7%)	¥ 5,972 million (-1.3%)	¥ 10,617million
Ordinary income	¥ 4,913million (-26.2%)	¥ 6,658 million (6.2%)	¥ 11,248 million
Net income	¥ 2,679million (-20.3%)	¥ 3,362 million (9.3%)	¥ 6,805million
Net income per share	¥ 17.49	¥ 21.95	¥ 44.08

(Notes)

1. Weighted average number of shares: 153,206,187 shares | 153,212,045 shares | 153,210,860shares

2. Changes in accounting principles in the current interim period: None

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Dividend per share

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Interim dividend	¥ 6.00	¥ 6.00	-
Annual dividend	-	-	¥ 12.00

(3) Financial conditions

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Total assets	¥ 188,790 million	¥ 188,401 million	¥ 190,335 million
Net worth	¥ 114,202 million	¥ 108,481 million	¥ 111,395 million
Net worth to gross capital	60.5%	57.6%	58.5%
Net worth per share	¥ 745.43	¥ 708.05	¥ 726.74
(Notes)			
Number of outstanding shares	153,205,129 shares	153,211,575 shares	153,208,682 shares
Number of treasury stock	2,259,386 shares	2,252,940 shares	2,255,833 shares

2. Estimate of operating results for the fiscal year ending November 30, 2004 (From December 1, 2003 to November 30, 2004):

	Year ending November 30, 2004
Net sales	¥ 231,000 million
Ordinary income	¥ 8,850 million
Net income	¥ 4,770 million
Dividend per share for the year	¥ 13.00
(at end of the year)	¥ 7.00
(Reference) Estimate of yearly net income per share	¥ 31.13

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2004	May 31, 2003	November 30, 2003
CURRENT ASSETS:			
Cash and deposits	8,074	9,934	16,460
Notes	756	1,088	1,097
Accounts receivable	40,792	43,673	43,505
Inventories	8,108	11,052	8,892
Short-term loans receivable	25,369	19,405	17,700
Deferred tax assets	901	1,027	901
Other	2,091	2,763	3,236
Allowance for doubtful accounts	(215)	(65)	(238)
Total current assets	85,879	88,881	91,555
FIXED ASSETS:			
Tangible fixed assets			
Buildings	24,747	25,569	24,991
Machinery and equipment	16,190	17,016	16,823
Land	15,822	15,859	15,822
Construction in progress	2,326	1,840	1,032
Other	2,602	2,735	2,640
Total tangible fixed assets	61,689	63,020	61,311
Intangible fixed assets	1,453	1,412	1,499
Investments and other assets			
Investment in securities	15,352	10,658	11,097
Stocks of subsidiaries and affiliated companies	18,057	18,559	19,636
Deferred tax assets	-	1,480	-
Prepaid pension costs	2,194	-	956
Other	4,673	4,881	4,685
Allowance for doubtful accounts	(508)	(492)	(405)
Total investments and other assets	39,768	35,087	35,970
Total fixed assets	102,911	99,520	98,780
Total assets	188,790	188,401	190,335

LIABILITIES AND SHAREHOLDERS' EQUITY	May 31, 2004	May 31, 2003	November 30, 2003
CURRENT LIABILITIES:			
Accounts payable	24,211	28,432	26,937
Short-term loans payable	5,199	4,981	6,428
Accounts payable-other	9,441	10,155	10,313
Accrued income taxes	1,819	2,050	1,554
Reserve for sales rebates	2,088	2,036	1,127
Reserve for bonuses	950	653	298
Other	1,999	3,115	4,030
Total current liabilities	45,710	51,426	50,691
LONG-TERM LIABILITIES:			
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	1,708	1,972	1,840
Reserve for retirement benefits	-	369	-
Reserve for directors' and corporate auditors' retirement pay	882	674	845
Deferred tax liabilities	884	-	86
Other	6,773	6,848	6,849
Total long-term liabilities	28,877	28,493	28,249
Total liabilities	74,587	79,920	78,940
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,104	24,104
Capital surplus	29,418	29,418	29,418
Capital surplus reserve	29,418	29,418	29,418
Earned surplus	61,369	57,137	59,660
Earned surplus reserve	3,115	3,115	3,115
Voluntary retained earnings	54,447	49,590	49,590
Unappropriated retained earnings	3,806	4,431	6,954
Unrealized valuation gain on other securities – net	1,600	105	498
Treasury stock	(2,290)	(2,284)	(2,287)
Total shareholders' equity	114,202	108,481	111,395
Total liabilities and shareholders' equity	188,790	188,401	190,335

Q.P. Corporation

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
NET SALES	117,345	135,145	268,958
COST OF SALES	79,949	93,689	185,156
Gross profit	37,395	41,456	83,801
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	32,776	35,483	73,184
Operating income	4,619	5,972	10,617
NON-OPERATING INCOME:			
Interest income and dividend receivable	556	1,001	1,259
Other	88	101	187
NON-OPERATING EXPENSES:			
Interest expense	144	150	302
Other	206	265	514
Ordinary income	4,913	6,658	11,248
EXTRAORDINARY GAINS:			
Gain on sales of investment in securities	156	7	191
Other	3	106	283
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	188	150	244
Loss on sales of investment in securities	152	0	4
Write-down of investment in securities	-	974	82
Other	275	68	167
Net income before income taxes	4,457	5,578	11,223
Income taxes	1,777	2,215	3,009
Income taxes deferred	-	-	1,407
Net income	2,679	3,362	6,805
Retained earnings at beginning of the year	1,126	1,068	1,068
Interim dividends	-	-	919
Unappropriated retained earnings	3,806	4,431	6,954

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation of fixed assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Prior service liabilities are amortized by the straight-line method over a certain period twelve years within an average remaining service period of employees, and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

As the pension funds assets exceeded retirement benefit obligations in the current interim period, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefit systems of the Company consist of a defined benefit pension plan (Fund type and Bylaw type).

(Additional information)

On October 1, 2003, the Company obtained the permission of the exemption of the future payment obligations regarding the entrusted government's portion of retirement benefit obligations from the Minister of Health, Labour and Welfare, thereby the Company applied the transitional measure of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No.13 published by JICPA and on that day, recognized the relinquishment of obligations and the related pension assets on the accounting treatment. The amounts of pension fund assets to be returned were ¥ 9,469 million at end of the current interim period.

April 1 2004, the Company changed an employees' welfare pension plan except for the entrusted government's portion of an employees' welfare pension fund into a defined benefit pension plan. This change brought about prior service liabilities.

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current interim period according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

g. Tax effect accounting

The Company adopts a tax effect accounting, a so called the simple method that the company used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

NOTES TO BALANCE SHEETS

	Millions of yen		
	May 31, 2004	May 31, 2003	November 30, 2003
(1) Accumulated depreciation of tangible fixed assets	88,673	83,345	86,775
(2) Contingent liabilities (guarantees)	2,763	3,524	3,352
(3) Treasury stock	2,290 (2,259,386 shares)	2,284 (2,252,940 shares)	2,287 (2,255,833 shares)
(Including treasury stock for stock option granted)			

NOTES TO STATEMENTS OF INCOME

	Millions of yen		
	Interim period ended May 31, 2004	Interim period ended May 31, 2003	Year ended November 30, 2003
Depreciation expense			
Tangible fixed assets	3,099	3,241	6,838
Intangible fixed assets	246	217	452
Long-term prepaid expenses	137	191	361

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,419	846	573
Auto and transportation equipment	859	500	358
Computer software	158	92	66
Total	2,437	1,439	998

b. Future lease payments

Due within one year	¥ 523 million
Due over one year	¥ 486 million
Total	¥ 1,009 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 343 million
Depreciation expense	¥ 333 million
Estimated interest expense	¥ 9 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,429	1,679	750
Auto and transportation equipment	855	528	327
Computer software	160	86	74
Total	3,445	2,293	1,151

b. Future lease payments

Due within one year	¥ 628 million
Due over one year	¥ 540 million
Total	¥ 1,168 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 448 million
Depreciation expense	¥ 433 million
Estimated interest expense	¥ 11 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,337	1,743	594
Auto and transportation equipment	1,057	677	380
Computer software	156	101	54
Total	3,552	2,522	1,029

b. Future lease payments

Due within one year	¥ 550 million
Due over one year	¥ 491 million
Total	¥ 1,042 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 802 million
Depreciation expense	¥ 775 million
Estimated interest expense	¥ 20 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. The calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

SECURITIES

Stocks of subsidiaries and affiliated companies with fair value

Interim period ended May 31, 2004

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	12,249	8,529
Stocks of affiliated companies	290	1,305	1,015
Total	4,009	13,554	9,545

Interim period ended May 31, 2003

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	6,655	2,936
Stocks of affiliated companies	290	941	650
Total	4,009	7,596	3,587

Year ended November 30, 2003

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	6,806	3,087
Stocks of affiliated companies	290	1,008	797
Total	4,009	7,894	3,884

SIGNIFICANT SUBSEQUENT EVENT

None

Details of Sales

(Millions of yen)

	Interim period ended May 31, 2004		Interim period ended May 31, 2003		Year ended November 30, 2003	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
		%		%		%
Mayonnaise and dressings	50,414	42.96	50,489	37.36	100,240	37.27
Fruit applications and cooked foods	24,393	20.79	26,025	19.26	50,597	18.81
Egg products	21,190	18.06	38,378	28.40	77,042	28.64
Healthcare products	7,829	6.67	6,306	4.67	14,471	5.38
Vegetables and salads	11,762	10.02	12,302	9.10	23,279	8.66
Rental of facilities	1,754	1.50	1,643	1.21	3,326	1.24
Total	117,345	100.00	135,145	100.00	268,958	100.00